April 22, 2026

Shane O'Connor
Executive Vice President and Chief Financial Officer
UniFirst Corporation
68 Jonspin Road
Wilmington, MA 01887

       Re: UniFirst Corporation
           Form 10-K for Fiscal Year Ended August 30, 2025
           File No. 001-08504
Dear Shane O'Connor:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services